UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: June 1, 2011

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007 to 2010 were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priortech’s consolidated statements for the period ended March 31, 2011 is US$605 thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on March 31, 2011, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The open hedging transactions as of March 31, 2011, are displayed in the following table:

Base	Deal Type	Expiry	Trade Date	Market Rate	Market Value
Amt.		Date			(USD)
-300,000	Bought Eu.Opt	4/27/2011	10/20/2010	3.4843	3,359
400,000	Sold Eu.Opt	4/27/2011	7/7/2010	3.4843	0
350,000	Sold Eu.Opt	4/27/2011	1/21/2011	3.4843	-38
-350,000	Bought Eu.Opt	4/27/2011	1/21/2011	3.4843	7,720
-400,000	Bought Eu.Opt	4/27/2011	7/7/2010	3.4843	36,247
400,000	Sold Eu.Opt	4/27/2011	11/30/2010	3.4843	-13
-400,000	Bought Eu.Opt	4/27/2011	11/30/2010	3.4843	13,896
300,000	Sold Eu.Opt	4/27/2011	10/20/2010	3.4843	-2
400,000	Sold Eu.Opt	5/26/2011	11/17/2010	3.4886	-182
-400,000	Bought Eu.Opt	5/26/2011	11/17/2010	3.4886	14,349
300,000	Sold Eu.Opt	5/26/2011	10/20/2010	3.4884	-71
-300,000	Bought Eu.Opt	5/26/2011	10/20/2010	3.4884	4,265

400,000	Sold Eu.Opt	5/26/2011	7/7/2010	3.4884	-4
-400,000	Bought Eu.Opt	5/26/2011	7/7/2010	3.4884	35,901
-300,000	Bought Eu.Opt	5/26/2011	1/21/2011	3.4884	7,251
300,000	Sold Eu.Opt	5/26/2011	1/21/2011	3.4884	-248
-400,000	Bought Eu.Opt	6/28/2011	7/7/2010	3.4925	35,814
400,000	Sold Eu.Opt	6/28/2011	11/17/2010	3.4925	-589
-400,000	Bought Eu.Opt	6/28/2011	11/17/2010	3.4925	14,972
300,000	Sold Eu.Opt	6/28/2011	1/21/2011	3.4925	-640
-300,000	Bought Eu.Opt	6/28/2011	1/21/2011	3.4925	7,878
300,000	Sold Eu.Opt	6/28/2011	10/20/2010	3.4925	-315
-300,000	Bought Eu.Opt	6/28/2011	10/20/2010	3.4925	5,044
400,000	Sold Eu.Opt	6/28/2011	7/7/2010	3.4925	-68
-300,000	Bought Eu.Opt	7/27/2011	1/28/2011	3.4962	11,605
300,000	Sold Eu.Opt	7/27/2011	1/20/2011	3.4962	-1,433
-300,000	Bought Eu.Opt	7/27/2011	1/20/2011	3.4962	5,644
500,000	Sold Eu.Opt	7/27/2011	1/20/2011	3.4962	-2,389
-500,000	Bought Eu.Opt	7/27/2011	1/20/2011	3.4962	9,407
300,000	Sold Eu.Opt	7/27/2011	1/31/2011	3.4962	-729
-300,000	Bought Eu.Opt	7/27/2011	1/31/2011	3.4962	15,144
300,000	Sold Eu.Opt	7/27/2011	1/28/2011	3.4962	-732
300,000	Sold Eu.Opt	8/29/2011	1/31/2011	3.5003	-1,104
-300,000	Bought Eu.Opt	8/29/2011	1/31/2011	3.5003	15,420
300,000	Sold Eu.Opt	8/29/2011	1/28/2011	3.5003	-1,118
-300,000	Bought Eu.Opt	8/29/2011	1/28/2011	3.5003	11,986
300,000	Sold Eu.Opt	8/29/2011	1/20/2011	3.5003	-1,990
-300,000	Bought Eu.Opt	8/29/2011	1/20/2011	3.5003	6,222
500,000	Sold Eu.Opt	8/29/2011	1/20/2011	3.5003	-3,317
-500,000	Bought Eu.Opt	8/29/2011	1/20/2011	3.5003	10,370
300,000	Sold Eu.Opt	9/26/2011	1/20/2011	3.5038	-2,464
-300,000	Bought Eu.Opt	9/26/2011	1/20/2011	3.5038	6,646
300,000	Sold Eu.Opt	9/26/2011	1/28/2011	3.5038	-1,445
-300,000	Bought Eu.Opt	9/26/2011	1/28/2011	3.5038	12,276
500,000	Sold Eu.Opt	9/26/2011	1/20/2011	3.5038	-4,106
-500,000	Bought Eu.Opt	9/26/2011	1/20/2011	3.5038	11,076
300,000	Sold Eu.Opt	9/26/2011	1/31/2011	3.5038	-1,400
-300,000	Bought Eu.Opt	9/26/2011	1/31/2011	3.5038	15,636
-300,000	Bought Eu.Opt	10/27/2011	1/28/2011	3.5081	12,519
300,000	Sold Eu.Opt	10/27/2011	1/20/2011	3.5081	-2,536
-300,000	Bought Eu.Opt	10/27/2011	1/20/2011	3.5081	7,022
500,000	Sold Eu.Opt	10/27/2011	1/20/2011	3.5081	-4,942
-500,000	Bought Eu.Opt	10/27/2011	1/20/2011	3.5081	11,703
300,000	Sold Eu.Opt	10/27/2011	1/31/2011	3.5081	-1,735
-300,000	Bought Eu.Opt	10/27/2011	1/31/2011	3.5081	15,809
300,000	Sold Eu.Opt	10/27/2011	1/28/2011	3.5081	-1,808
300,000	Sold Eu.Opt	11/28/2011	1/31/2011	3.5120	-2,067
-300,000	Bought Eu.Opt	11/28/2011	1/31/2011	3.5120	15,996
300,000	Sold Eu.Opt	11/28/2011	1/28/2011	3.5120	-2,099
-300,000	Bought Eu.Opt	11/28/2011	1/28/2011	3.5120	12,766
300,000	Sold Eu.Opt	11/28/2011	1/20/2011	3.5120	-2,771
-300,000	Bought Eu.Opt	11/28/2011	1/20/2011	3.5120	7,385
500,000	Sold Eu.Opt	11/28/2011	1/20/2011	3.5120	-5,760
-500,000	Bought Eu.Opt	11/28/2011	1/20/2011	3.5120	12,308
-500,000	Bought Eu.Opt	12/28/2011	1/20/2011	3.5159	12,809
300,000	Sold Eu.Opt	12/28/2011	1/28/2011	3.5159	-2,404
-300,000	Bought Eu.Opt	12/28/2011	1/28/2011	3.5159	12,963
300,000	Sold Eu.Opt	12/28/2011	1/20/2011	3.5159	-2,997
300,000	Sold Eu.Opt	12/28/2011	1/31/2011	3.5159	-2,379
-300,000	Bought Eu.Opt	12/28/2011	1/31/2011	3.5159	16,140
-300,000	Bought Eu.Opt	12/28/2011	1/20/2011	3.5159	7,685
500,000	Sold Eu.Opt	12/28/2011	1/20/2011	3.5159	-6,516